

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Alexander M. Donaldson
Attorney
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, NY 07016

Re: Citius Pharmaceuticals, Inc.
Form 10-K Filed December 16, 2020
Exhibit 10.24
File No. 001-38174

Dear Mr. Donaldson,

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance